UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IHS INC.
 (Name of Issuer)

Class A Common Stock
 (Title of Class of Securities)

451734107
 (CUSIP Number)

April 26, 2012
 (Date Of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

1. NAME OF REPORTING PERSON:
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

THE WOODBRIDGE COMPANY LIMITED
N/A

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY:

4. CITIZENSHIP OR PLACE OF ORGANIZATION:

ONTARIO

NUMBER OF	5. SOLE VOTING POWER:
SHARES
BENEFICIALLY	3,279,000
OWNED BY	6. SHARED VOTING POWER:
EACH	0
REPORTING
PERSON	7. SOLE DISPOSITIVE POWER:
WITH:
3,279,000
8. SHARED DISPOSITIVE POWER:
0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,279,000
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
4.9881%

12. TYPE OF REPORTING PERSON:
CO

Item 1.	(a) Name of Issuer:

IHS INC.

(b)	Address of Issuer's Principal Executive Offices:

15 Inverness Way East
Englewood, CO 80112

Item 2.	(a) Name of Person Filing:

The Woodbridge Company Limited

(b)	Address of Principal Business Office, or if None, Residence:

65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8

(c)	Citizenship:

Ontario

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

451734107

Item 3.	N/A

Item 4.	Ownership

           (a) Amount beneficially owned:
           See the response(s) to Item 9 on the attached cover page(s).  The securities being reported upon by The Woodbridge Company Limited are held in the name of Woodbridge International Holdings SA, a wholly owned subsidiary of The Woodbridge Company Limited.

           (b) Percent of Class:
           See the response(s) to Item 11 on the attached cover page(s).
           (c) Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote:
                    See the response(s) to Item 5 on the attached cover page(s).
              (ii)  Shared power to vote or to direct the vote:
                    See the response(s) to Item 6 on the attached cover page(s).
              (iii) Sole power to dispose or to direct the disposition of:
                    See the response(s) to Item 7 on the attached cover page(s).
              (iv)  Shared power to dispose or to direct the disposition of:
                    See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

          N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          N/A

Item 8.	Identification and Classification of Members of the Group.

              N/A

Item 9.	Notice of Dissolution of Group.

              N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2012

THE WOODBRIDGE COMPANY LIMITED

By : /s/ David Binet
Name: David W. Binet
Title: Chief Operating Officer